UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                              Cano Petroleum, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    137801106
                                    ---------
                                 (CUSIP Number)


                                September 6, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]     Rule 13d-1(b)
       [X]     Rule 13d-1(c)
       [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 137801106                   13G                     Page 2 of 10 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Capital Management, LP
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]

                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
NUMBER OF                6  SHARED VOTING POWER
SHARES
BENEFICIALLY                2,873,149
OWNED                 ----- ----------------------------------------------------
BY                       7  SOLE DISPOSITIVE POWER
EACH
REPORTING                   0
PERSON                ----- ----------------------------------------------------
WITH                     8  SHARED DISPOSITIVE POWER

                            2,873,149
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,873,149
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.4%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 137801106                   13G                     Page 3 of 10 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Touradji Global Resources Master Fund, Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]

                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
NUMBER OF                6  SHARED VOTING POWER
SHARES
BENEFICIALLY                1,952,178
OWNED                 ----- ----------------------------------------------------
BY                       7  SOLE DISPOSITIVE POWER
EACH
REPORTING                   0
PERSON                ----- ----------------------------------------------------
WITH                     8  SHARED DISPOSITIVE POWER

                            1,952,178
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,952,178
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 137801106                   13G                     Page 4 of 10 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paul Touradji
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]

                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
NUMBER OF                6  SHARED VOTING POWER
SHARES
BENEFICIALLY                2,873,149
OWNED                 ----- ----------------------------------------------------
BY                       7  SOLE DISPOSITIVE POWER
EACH
REPORTING                   0
PERSON                ----- ----------------------------------------------------
WITH                     8  SHARED DISPOSITIVE POWER

                            2,873,149
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,873,149
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.4%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT

This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13G filed on September 11, 2006 (the "Original 13G") by Touradji Capital Management, LP ("TCM"). This Amendment No. 1 relates to the Common Stock, par value $0.0001 per share, of Cano Petroleum, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The purpose of this Amendment No. 1 is to revise the conversion ratio (the "Conversion Ratio") of the Series D Convertible Preferred Stock ("Preferred Stock") held by Touradji Deep Rock Master Fund, Ltd. ("Deep Rock"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13G.

Items 2(a) and 2(b)      Name of Person Filing and Address of Business Office:
                         ----------------------------------------------------

                         Items 2(a) and 2(b) of the Original 13G are hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

                         This Schedule 13G is filed by and on behalf of TCM, Touradji Global Resources Master Fund, Ltd. ("Global Resources") and Mr. Paul Touradji ("Mr. Touradji"), with respect to shares of common stock, par value $0.0001 per share, of the Company. TCM and Mr. Touradji are filing this Schedule 13G to report indirect beneficial ownership of shares of Common Stock (the "Shares") which are directly beneficially owned by Global Resources and Deep Rock (collectively, the "Funds"). TCM serves as the Investment Manager to the Funds. Mr. Touradji is a partner of TCM and the portfolio manager of the Funds. By virtue of the foregoing relationships, TCM and Mr. Touradji may be deemed to share beneficial ownership of the Shares with the Funds.

                         TCM, Global Resources and Mr. Touradji are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

                         The business address of TCM and Mr. Touradji is 101 Park Avenue, 48th Floor, New York, NY 10178.

                         The business address of Global Resources is c/o Spectrum Global Fund Administration (Cayman) Anchorage Center, Second Floor P.O. Box 10243 APO Grand Cayman, Cayman Islands BWI.

Item 2(c)                Citizenship:
                         -----------

                         Item 2(c) of the Original 13G is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

                         TCM is a Delaware limited partnership. Global Resources is a Cayman Islands company. Mr. Touradji is a United States citizen.

Item 4                   Ownership:
                         ---------

                         Item (4) of the Original 13G is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

                         A. Touradji Capital Management, LP
                            -------------------------------

                         (a) Amount beneficially owned: 2,873,149 shares of Common Stock, consisting of the sum of (i) 2,574,236 shares of Common Stock; (ii) 125,000 shares of Common Stock that would be received on exercise of warrants held by the Funds to purchase shares of Common Stock ("Warrants"); and iii) 173,913 shares of Common Stock that would be received on conversion of the Preferred Stock.

                         (b) Percent of Class: 10.4%. This percentage of stock beneficially owned is calculated based on a total of 27,631,071 outstanding shares of Common Stock, consisting of the sum of (i) 26,832,158 shares of Common Stock outstanding as of May 2, 2006, as reported on the Issuer's Form 10-QSB for the quarterly period ended March 31, 2006; (ii) 500,000 shares of Common Stock allocated to the Funds in a recent transaction;
                         (iii) 125,000 shares of Common Stock that would be received on exercise of Warrants; and (iv) 173,913 shares of Common Stock that would be received on conversion of Preferred Stock.

                         (c) (i)   Sole power to vote or direct the vote: -0-
                             (ii)  Shared power to vote or direct the vote:
                                   2,873,149
                             (iii) Sole power to dispose of or direct the
                                   disposition: -0-
                             (iv)  Shared power to dispose of or direct the
                                   disposition of: 2,873,149

                         B. Touradji Global Resources Master Fund, Ltd.
                            -------------------------------------------

                         (a) Amount beneficially owned: 1,952,178 shares of Common Stock, consisting of the sum of (i) 1,889,678 shares of Common Stock and (ii) 62,500 shares of Common Stock that would be received on exercise of Warrants.

                         (b) Percent of Class: 7.1%. This percentage of stock beneficially owned is calculated based on a total of 27,394,658 outstanding shares of Common Stock, consisting of the sum of (i) 26,832,158 shares of Common Stock outstanding as of May 2, 2006, as reported on the Issuer's Form 10-QSB for the quarterly period ended March 31, 2006; (ii) 500,000 shares of Common Stock allocated to the Funds in a recent transaction; and (iii) 62,500 shares of Common Stock that would be received on exercise of Warrants.

                         (c) (i)   Sole power to vote or direct the vote: -0-
                             (ii)  Shared power to vote or direct the vote:
                                   1,952,178
                             (iii) Sole power to dispose of or direct the
                                   disposition: -0-
                             (iv)  Shared power to dispose of or direct the
                                   disposition of: 1,952,178

                         C. Paul Touradji
                            -------------

                         (a) Amount beneficially owned: 2,873,149 shares of Common Stock, consisting of the sum of (i) 2,574,236 shares of Common Stock; (ii) 125,000 shares of Common Stock that would be received on exercise of Warrants; and (iii) 173,913 shares of Common Stock that would be received on conversion of Preferred Stock.

                         (b) Percent of Class: 10.4%. This percentage of stock beneficially owned is calculated based on a total of 27,631,071 outstanding shares of Common Stock, consisting of the sum of (i) 26,832,158 shares of Common Stock outstanding as of May 2, 2006, as reported on the Issuer's Form 10-QSB for the quarterly period ended March 31, 2006; (ii) 500,000 shares of Common Stock allocated to the Funds in a recent transaction;
                         (iii) 125,000 shares of Common Stock that would be received on exercise of Warrants; and (iv) 173,913 shares of Common Stock that would be received on conversion of Preferred Stock.

                         (c) (i)   Sole power to vote or direct the vote: -0-
                             (ii)  Shared power to vote or direct the vote:
                                   2,873,149
                             (iii) Sole power to dispose of or direct the
                                   disposition: -0-
                             (iv)  Shared power to dispose of or direct the
                                   disposition of: 2,873,149

Item 5                   Ownership of Five Percent or Less of a Class:
                         --------------------------------------------

                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

                         Deep Rock is not listed as a reporting person in this Amendment No. 1 due to the revision of the Conversion Ratio.

Item 10                  Certification:
                         -------------

                         Each of the Reporting Persons hereby makes the following certification:

                         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2006


                             TOURADJI CAPITAL MANAGEMENT, LP
                             By: Touradji Capital GP, LLC, its general partner


                             By:  /s/ Paul Touradji
                                  ------------------------------
                                  Name:     Paul Touradji
                                  Title:    Managing Member



                             TOURADJI GLOBAL RESOURCES MASTER FUND, LTD.


                             By:  /s/ Paul Touradji
                                  ------------------------------
                                  Name:     Paul Touradji
                                  Title:    Director



                             /s/ Paul Touradji
                             -----------------------------------
                             Paul Touradji



               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G
                                 WITH RESPECT TO
                              CANO PETROLEUM, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, dated September 28, 2006, by and among Touradji Capital Management, LP, Touradji Global Resources Master Fund, Ltd. and Mr. Paul Touradji.